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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                                                 Commission File Number: 0-22190

                           NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K [ ] Form 10-Q
              [ ] Form N-SAR [ ] Form N-CSR

   For Period Ended:  December 31, 2002
   [   ] Transition Report on Form 10-K
   [   ] Transition Report on Form 20-F
   [   ] Transition Report on Form 11-K
   [   ] Transition Report on Form 10-Q
   [   ] Transition Report on Form N-SAR
   For the Transition Period Ended:_________________________________________


  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Verso Technologies, Inc.
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Full name of registrant


Former name if applicable

400 Galleria Parkway,Suite 300
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Address of principal executive office (Street and number)

Atlanta, Georgia 30339
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City, state and zip code
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                                     PART II
                            RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant could not prepare and file, by the filing deadline, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2002, due to the time and attention required of the Registrant's management in negotiating, structuring and implementing the Registrant's acquisition of substantially all of the business assets of Clarent Corporation, which acquisition was described in Item 2 of a Current Report on Form 8-K filed by the Registrant on February 13, 2003. Therefore, the Registrant seeks relief pursuant to Rule 12b-25(b).

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Juliet M. Reising                 678               589-3500
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               (Name)                   (Area Code)       (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No


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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant will report a net loss of approximately $2.7 million for the year ended December 31, 2002, compared to a net loss of $147.6 million for the year ended December 31, 2001. This change reflects a reduction in the loss for discontinued operations of $135.8 million and the full year of results of operations from the Registrant's acquisitions of NACT Telecommunications, Inc. in July 2001 and Telemate.Net Software, Inc. in November 2001.




                            Verso Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       April 1, 2003                By /s/ Juliet M. Reising
                                         Juliet M. Reising
                                         Executive Vice President and
                                         Chief Financial Officer


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